03007881

4/11

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Goldcliff Resource Corp

*CURRENT ADDRESS

PROCESSED APR 10 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2748 FISCAL YEAR 10/31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/1/03

82-2748

GOLDCLIFF RESOURCE CORPORATION
(GCN.TSX-V)

ARIS
10-31-02

03 APR -1 AM 7:21

ANNUAL REPORT
(OCTOBER 31, 2002)

GOLDCLIFF RESOURCE CORPORATION
Suite 920 - 470 Granville Street
Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685
Fax: (604) 685-5686
Email: info@goldcliff.ca
Web: www.goldcliff.com

FOR FURTHER INFORMATION CONTACT
Leonard W. Saleken PGeo (Geologist), CEO, President & Director
Edwin R. Rockel, PGeo (Mining Geophysicist), Director
George Sanders (Corporate Development), Director

GOLDCLIFF RESOURCE CORPORATION, Suite 920 - 470 Granville Street, Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685 Fax: (604) 685-5686 Email: info@goldcliff.ca
Web: www.goldcliff.com
GCN.TSX-V (Trading Symbol.Exchange) & USA Exemption 12g3-2b:82-2748

PRESIDENT'S REPORT

HEDLEY GOLD BASIN – PANORAMA EXPLORATION 2002 OVERVIEW

GOLDCLIFF RESOURCE CORPORATION (GCN.TSX-V) Panorama Ridge property delivers Triassic gold in a world-class gold district, the Hedley Gold basin. The Late Triassic Nicola Group rocks are the most productive geological formations for mine-hosting gold-copper-silver deposits in British Columbia. Covering an area of 400 square kilometres, the Hedley Gold basin is the basil sedimentary portion of the Nicola Group.

The Late Triassic Nicola Group sedimentary and volcanic rocks cover an area from the US boundary in the south (49th parallel) to Kamloops, BC in the north (51st parallel). The geological mineralizing episodes of the Nicola Group rocks represent a major Au-Cu-Ag deposit event in the world. In British Columbia, the Nicola Group rocks are hosts to numerous economic deposits that have been discovered and/or await discovery -- Nickel Plate (Au), Copper Mountain (Cu-Au-Ag), Craigmont (Cu-Ag), Lornex (Cu-Ag), Bethlehem (Cu), Highmont (Cu-Mo), Valley Copper (Cu-Ag) and Afton (Cu-Au). Awaiting detection under heavy overburden at Goldcliff's Panorama Ridge property are three world-class gold skarn target zones. The Hedley Gold basin is under explored and Goldcliff is positioned for a major gold discovery.

Goldcliff's Panorama property is situated in the Hedley Gold Basin, a 400-square-kilometre area located at the geological stratigraphic base of the Nicola Group rocks. The Hedley Gold basin geology consists of sedimentary and volcanic rocks that are conducive to strata-bound gold deposits of world-class size and grade. Other geological areas that host gold deposits of world-class stature (2.0 million ounces plus) are Red Lake (Ontario), Carlin Trend (Nevada), Witwatersrand (South Africa) and El Indio-Maricunja Belt (Chile-Argentina).

The Panorama Ridge property is located 320 kilometres east (via Highway #3) of Vancouver in British Columbia, Canada, and is 3.5 kilometres east of the Nickel Plate mine. In the Hedley Gold basin, Goldcliff's property is well positioned for the discovery of a major strata-bound gold skarn deposit similar to those mined at the Nickel Plate mine. The Panorama Ridge property mineral claim holdings are 160 claim units totalling approximately 4000 contiguous hectares (9880 acres). The claims are 100 per cent beneficially owned and operated by Goldcliff Resource Corporation.

From 1904 to 1955, the Hedley Gold Basin underground ore bodies at the Nickel Plate mine delivered 1.5 million ounces gold from gold ore zones averaging 13.94 grams/tonne gold (0.40 ounces /ton). The gold ore bodies are associated with a strata-bound skarn altered mineralized zone in the Upper Triassic Hedley Formation sediments. The gold zone extends over a plunge length of 300 metres (east-west), in a vertical stratigraphic section of 100 metres that strikes northerly and dips moderately to the west.. Within this gold stratigraphic section, the Nickel Plate underground ore bodies display a "cigar-shape" with a thickness ranging form 3 to 15 metres. In 1986, Mascot Gold Mines re-engineered the gold resources of the old Nickel Plate underground mine and developed an open pit mining operation. The Nickel Plate open pit mine produced 1.0 million ounces gold from gold skarn ore bodies that averaged 1.98 grams/tonne gold (0.06 ounces(troy)/ton). The Nickel Plate mine closed in 1996 and is owned by Barrick Gold Corporation (formerly Homestake).

Goldcliff is exploring the Panorama Ridge property for similar strata-bound gold skarn deposits, similar to those mined at Nickel Plate, and high-grade gold structures, similar to those of the French mine. In the Hedley Formation, Goldcliff has identified three gold skarn target zones containing several gold skarn prospects: Epic, Panorama and Castle. In the Oregon Claims Formation, a high grade gold structure, the Skar prospect, has been identified.

HEDLEY GOLD BASIN - PANORAMA RIDGE PROPERTY - GOLD TARGET ZONES AND GRADES						
GOLD TARGET ZONES			PROSPECTS	GOLD SAMPLES		GOLD GRADES
Name	Area	ID		Sample	Metres	(grams/tonne)
Panorama	400m x 1000m	Hedley Fm IP-Mag-Au soils	York	Best	Grad	9.400
				Includes	89.93	0.589
				Includes	22.00	1.258
			Nordic	Best	1.00	5.390
				Includes	37.40	0.863
				Includes	5.40	3.349
			Spar	Best	Grab	18.05
			Thor	Best	1.00	0.920
				Includes	3.00	0.543
			Viking	Best	1.00	2.760
				Includes	16.20	0.926
				Includes	9.40	1.515
Epic	400m x 400m	Hedley Fm IP-Mag-Au soils	Epic	Best	Grab	0.860
Castle	1000m x 1000m	Hedley Fm IP-Mag-Au soils	Tower	Best	1.00	2.240
				Includes	7.30	0.924
				Includes	2.00	1.735
Skar	200m x 400n	Oregon Claims Fm Mag-Au soils	Skar	Best	0.90	14.570
				Includes	2.40	12.170
Conversions		1.00 grams/tonne = 0.029 ounces(troy)/ton		1000 ppb = 1 ppm = 1.00 gram		1.00 m = 3.28 ft

THE HEDLEY FORMATION - GOLD SKARN TARGETS

The Hedley Formation sedimentary rocks occupy the upper portion of the stratighaphic section of the Late Triassic Nicola Group. he 400-to-800-metre thick Hedley Formation hosts the gold skarn deposits at the Nickel Plate mine. At Panorama Ridge, the Hedley Formation contains three exploration gold skarn target zones: Panorama, Epic and Castle.

The Panorama target is located along the crest of Panorama Ridge and covers an area 400 metres (north-west to south-east) by 1000 metres (north-east by south-west). The Panorama target includes the York, Spar, Thor, Viking and Nordic prospects that occur in skarn-altered Hedley Formation siltstone and limestone. The prospects contain gold mineralization and skarn alteration similar to the Nickel Plate mine. Gold mineralisation is related to strata-bound, massive sulphides of pyrrhotite and pyrite and disseminated sulphides of pyrrhotite and pyrite. Significant gold values that are associated with the prospects range from 0.250 to 18.05 grams per tonne gold. The prospects contain all of the important pathfinder elements that are associated with gold skarn mineralisation at the Nickel Plate mine: arsenic (As), bismuth (Bi), cobalt (Co), nickel (Ni), antimony (Sb), tellurium (Te) and copper (Cu). Geochemically, the target area contains coincidental strong gold soil geochemical anomalies along with arsenic and copper. Geophysically, the tellurium (Te) and copper (Cu). Geochemically, the target area contains coincidental strong gold soil geochemical anomalies along with arsenic and copper. Geophysically, the Panorama target is located in a broad magnetic and resistivity low (hydrothermal alteration zone) with distinctive magnetic highs representing Hedley intrusive diorite bodies. The IP chargeability values that define the Panorama target are strongly anomalous (between three and six times background) indicating the presence of sulphide mineralization. The average gold grade from rock samples collected from the Panorama prospects is 0.323 grams per tonne. The best gold values from channel sampling are: York, 22.00 metres of 1.258 g/t; Nordic, 5.40 metres of 3.349 g/t.

The Epic target is a hidden gold target that is identified by a strong IP chargeability high geophysical anomaly and a coincidental strong gold soil anomaly. The target is located 200 metres north-west of the Panorama target and covers an area 400 metres by 400 metres at 1800 metres elevation. The Epic Target occupies a gently sloping, south-west hillside that is heavily overburdened. Outcrop in the area is sparse. The target area contains a strong gold soil geochemical anomaly with anomalous gold values ranging from 20 to 850 ppb. Geophysically, the Epic target is located in a broad-magnetic and resistivity-low zone, indicating hydrothermal activity and alteration. Contained in the Epic are several distinctive magnetic highs that are interpreted to be Hedley intrusive diorite.

The Castle target was identified by soil sampling. Covering and area of 1000 metres by 1000 metres, the soil anomaly is strongly anomalous in gold values that range from 50 to 740. The Tower prospect is located on the south eastern slope of Panorama Ridge, within the Winters Creek drainage, at an elevation of 1800 metres above sea level. The Tower outcrops are associated with a strong magnetic high and a moderate IP chargeability response. The geology is Triassic Hedley Formation sediments that are strongly skarn altered with abundant amounts of pyroxene-garnet skarn and pyrrhotite. The Tower gold zone strikes north-west and dips at shallow angles to the west. The gold mineralization is associated with the pathfinder elements of arsenic, bismuth, cobalt, chrome, copper, iron and tellurium. The geological, geochemical and geophysical signature at the Tower prospect is consistent with Hedley gold skarn deposits. The best gold values from channel sampling are: Thor, 2.00 metres of 1.735 g/t.

THE OREGON CLAIMS FORMATION HIGH - GRADE GOLD TARGET

The Oregon Claims Formation is the oldest and forms the basal unit of the Late Triassic Nicola Group. The Oregon Claims Formation consists of andesitic to basaltic volcanic rock and is 500 metres thick. The Skar target zone area is defined by a gold soil anomaly 200 metres by 400 containing gold values in the 30 to 450 ppb range. The Skar prospect, a high-grade gold shear, is exposed at 1780 metres elevation and is situated south-west of the Panorama target. The Skar prospect is a fault system containing garnet-pyroxene alteration and associated high-grade gold values of 2.4 metres grading 12.17 grams per tonne.

SUMMARY

The Panorama Ridge gold target zones represent excellent exploration potential for world-class gold deposits:

1.0 Located in an established gold mining camp , Nickel Plate mining district – the Hedley Gold Basin

2.0 Contains similar geology to the district's foremost gold producer – Nickel Plate mine (2.5 million ounces gold)

3.0 Contains equivalent gold values for potentially economic gold deposits

4.0 All the exploration indicators are analogous to district exploration signatures

5.0 The anomalous gold zones have the area size potential to host a large gold deposit

6.0 The prospects are under-explored, indicating a high discovery factor

DRILL EXPLORATION PROGRAM

The Panorama Ridge property has three gold skarn targets ready for their initial drill program. The next phase of exploration is to include 2000 metres of core drilling. The drilling will test the Epic, Panorama and Castle target zones to a depth of approximately 100 metres. The estimated cost of the pre-drilling and drilling phase is estimated at $ 600,000 CDN)

GOLDCLIFF RESOURCE CORPORATION
Leonard W. Saleken, PGeo
CEO, President, Director

2002oct/PresRepot

GOLDCLIFF RESOURCE CORPORATION
6976 Laburnum Street
Vancouver, B.C. V6P 5M9, Canada

Tel. No. (604) 261-7477 • Fax No.: (604) 261-8994
E-mail: info@goldcliff.ca • Website: www.goldcliff.com

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual and Extraordinary General Meeting of **Goldcliff Resource Corporation** (the "Company") will be held at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, on **Tuesday, April 15, 2003 at 10:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the Report of the Directors to the Members.

2. To receive the financial statements of the Company for the fiscal period ended September 30, 2002 and the report of the auditor thereon.

3. To elect directors to hold office until the close of the next Annual General Meeting.

4. To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution for the establishment of an Incentive Stock Option Plan (the "Plan") whereunder the Company will allocate and reserve its common shares from time to time for the purpose of granting options under the Plan, as more fully set forth in the Information Circular accompanying this Notice, subject to a maximum of 2,300,000 shares being under option.

   INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING TRANSACTION. THE APPROVAL OF A MAJORITY OF DISINTERESTED MEMBERS OF THE COMPANY IS THEREFORE SOUGHT.

5. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

6. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

7. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to **April 15, 2003,** being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on **March 11, 2003** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 11th day of March, 2003.

BY ORDER OF THE BOARD
Goldcliff Resource Corporation

"Leonard W. Saleken"

Leonard W. Saleken, President

GOLDCLIFF RESOURCE CORPORATION
6976 Laburnum Street
Vancouver, B.C. V6P 5M9, Canada

Tel. No. (604) 261-7477 • Fax No.: (604) 261-8994
E-mail: info@goldcliff.ca • Website: www.goldcliff.com

MANAGEMENT INFORMATION CIRCULAR

As at February 25, 2003
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Goldcliff Resource Corporation (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note: The term "member" as defined in the Company Act R.S.B.C. 1996, c.62 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

An advance notice of the Meeting inviting nominations for election as directors of the Company as required by Section 111 of the Company Act was delivered to the British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange and was published in The Vancouver Province on February 18, 2003.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so** either by:

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR
(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Pacific Corporate Trust Company, Corporate Trust Department, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A member who has given a proxy may revoke it by an instrument in writing delivered to the office of Pacific Corporate Trust Company, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information in this section is of significant importance to many members, as a substantial number of members do not hold Shares registered in their own names. These members ("Beneficial Members") should note that only proxies deposited by persons whose names appear on the register of members of the Company ("Registered Members") can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a member by a broker, then, in almost all cases, those shares will not be registered in the name of the member on the Company's Register of Members. Such shares will, more likely, be registered under the name of the member's broker or its nominee. In Canada, the vast majority of such Shares are registered under the name of CDS & Co., which acts as a nominee for many Canadian brokerage firms. Shares held by brokers for their clients can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, the broker/nominees are prohibited from voting the Shares for their clients. The Company does not know for whose benefit the Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Members in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Member by a broker is identical to the form of proxy provided to Registered Members. However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Member. Most brokers delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically provides Beneficial Members with their own form of proxy, and asks Beneficial Members to return the proxy forms to IICC or to vote their Shares by telephone. A Beneficial Member receiving such a proxy from IICC cannot use that proxy to vote his or her shares directly at the Meeting. Accordingly, it is strongly recommended that Beneficial Members return their completed proxies, or record their votes by telephone with IICC, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a) any director or senior officer of the Company since the commencement of the Company's last completed financial year;
(b) any proposed nominee for election as a director of the Company; and
(c) any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS & DIRECTORS REPORT

The Report of the Directors to Members and the consolidated financial statements of the Company for the year ended September 30, 2002 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the members at the Meeting. These documents are being mailed to members with this Information Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Common Shares without par value (the "Common Shares"). 12,827,740 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed **March 11, 2003** as the record date for the determination of the members entitled to vote at the Annual and Extraordinary General Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities	Percentage of Issued Voting Securities
Leonard W. Saleken	4,532,577 Common	35.33%

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(2)	First and Present Position with the Company(1)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Len W. Saleken(4) Canada	Geological Consultant, Geotec Consultants Ltd.	President and Director, Jul.21/86 to date; Chief Executive Officer, Oct.21/88 to date	4,532,577 Common
Edwin R. Rockel(4) Canada	Geophysical Consultant, Interpretex Resources Ltd.	Director, Jul.21/86 to date; Secretary, Jul.21/86 to Oct.21/88	634,815 Common
Nazir Dhalla(4) Canada	President, Saxony Fine Men's Clothes	Director, Feb.28/2002 to date	20,000 Common
George W. Sanders	Corporate Financial Consultant, May/2002 to date; Investment Advisor, Canaccord Capital Corporation, Jul./1997 to May/2002	Director, May 7/2002 to date	75,000 Common

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.

(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4) Member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

The Company intends to place before the shareholders at the Meeting a resolution to establish an Incentive Stock Option Plan. See the section captioned "Incentive Stock Option Plan."

(b) Granting of Options

During the most recently completed financial year (September 1, 2001 to August 31, 2002) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consider-ation received for Options	Exercise Price Per Share	Expiry Date
Nazir Dhalla	Feb.28/2002	85,000	Nominal	$0.10	Feb.28/2007
George W. Sanders	May 07/2002	50,000	Nominal	$0.135	May 07/2007
Edwin R. Rockel	Jun.12/2002	10,000	Nominal	$0.1275	Jun.12/2007
George W. Sanders	Jun.12/2002	100,000	Nominal	$0.1275	Jun.12/2007
Nazir Dhalla	Jun.12/2002	15,000	Nominal	$0.1275	Jun.12/2007

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(c) Exercise of Options

The following are particulars of incentive stock options exercised by the directors and other insiders of the Company during the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value (1)
20,000	$0.10	Jun.22/2002	$0.22	$2,400

(1) Aggregate net value represents the market value at exercise less the exercise price at the date of exercise.

(2) Closing price of the Company's shares on the TSX Venture Exchange (the "Exchange") on June 21, 2002. The Company's shares did not trade on the Exchange on June 22, 2002.

(d) Summary of Number of Securities under Option

In summary:

(i) incentive stock options to purchase a total of 345,380 common shares without par value were granted during the Financial Period, of which options to purchase up to a total of 260,000 common shares were granted to insiders.

(ii) as at the date hereof, incentive stock options to purchase up to a total of 960,000 common shares are outstanding, of which options to purchase up to a total of 780,000 shares pertain to insiders.

INCENTIVE STOCK OPTION PLAN

The current policies of the TSX Venture Exchange (the "Exchange") require that all issuers (other than capital pool companies) must implement a *stock option plan using one of the following methods:*

(a) a "rolling" stock option plan (a "Rolling Plan") reserving a maximum of 10% of the issued shares of the Company at the time of the stock option grant, with no vesting provisions; or

(b) a fixed number stock option plan (a "Fixed Plan") reserving a specified number of shares for options granted under the Fixed Plan, up to a maximum of 20% of the Company's issued shares as at the date of the shareholder approval, with vesting provisions for Fixed Plans that reserve more than 10%. of the issued shares for options so granted.

In summary therefore, an issuer must implement (i) a Rolling Plan, (ii) a Fixed Plan reserving 10% or less of the Company's issued shares or (iii) a Fixed Plan reserving over 10% and up to a maximum of 20% of the Company's issued shares as at the date of shareholder approval.

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder the Company allocate and reserve a fixed number of common shares in its capital stock for use in a stock option plan (the "Fixed Plan"). The Fixed Plan will comply with the rules set forth for such plans by the Exchange in that, among other things, at no time will more than 5% of the outstanding issued common shares be reserved for incentive stock options granted to any one individual in a 12-month period, or 2% of the issued and outstanding issued common shares in the case of any one Consultant (as defined in the Exchange Corporate

Finance Manual) or person conducting investor relations activities. The Fixed Plan provides for the issuance of options to directors, officers, employees, of the Company and to consultants, consultant companies and management company employees to purchase common shares of the Company. The stock options would be issued at the discretion of the Board of Directors and would be exercisable during a period not exceeding five years. Stock options granted under the Fixed Plan will vest in equal quarterly tranches over a period of not less than 18 months. At no time will more than 2,300,000 shares be under option pursuant to the Fixed Plan. The exercise price will not be lower than the "Discounted Market Price" of the Shares on the Exchange at the time of grant. In the context of the Fixed Plan, "Discounted Market Price" means the last closing price of the Company's shares on the day immediately preceding the date on which the directors grant and publicly announce the options, less the applicable discount, and will not otherwise be less than $0.10 per share. In addition to any resale restrictions under the applicable securities laws, a four-month hold period on all shares issued pursuant to stock options is imposed by the Exchange from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Company at the time of the proposed amendment.

The objective of the Fixed Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers and key employees so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Fixed Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Fixed Plan is a significant incentive for the directors, officers and key employees to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

A copy of the Fixed Plan is attached hereto as Schedule "B". Reference should be made thereto for a complete statement of the terms and conditions of the Fixed Plan.

All outstanding incentive stock options will automatically be subject to the terms and conditions of the Fixed Plan.

The effect of granting of options under the Fixed Plan, in combination with all other share compensation arrangements, could result, at any time, in

(a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued shares; or

(b) the issuance to insiders within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

(c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue.

AS A RESULT, THE FIXED PLAN MUST BE APPROVED BY THE DISINTERESTED MEMBERS OF THE COMPANY. THE INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE FIXED PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, SHALL ABSTAIN FROM VOTING ON THE FIXED PLAN.

As a result, at the Meeting, the votes attaching to the 5,534,392 shares held by insiders and their associates will not be counted.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. OPTION save and except as set forth below:

Debt Settlement

By news release, dated April 4, 2002, the Company agreed to settle in full bona-fide indebtedness in the amount of $58,452.95 of certain trade creditors by the conversion thereof into 584,529 common shares of the Company at a price of $0.10 per share. In this regard, 414,921 shares of the Company will be issued to two non-reporting companies, each controlled by a director of the Company, in settlement of indebtedness in the amount of $41,492.14.

Private Placement Transaction

(a) In April 2002, certain investors purchased 1,000,000 units of the Company at a price of $0.10 per unit for a total purchase price of $100,000 by way of private placement. Each unit comprised one share and one non-transferable share purchase warrant entitling the holder to purchase one further share (an "April Warrant Share") of the Company for a period of 24 months from June 15, 2002 at an exercise price of $0.11 per April Warrant Share. 100,000 units for a purchase price of $10,000 were purchased by an insider of the Company.

(b) In June 2002, certain investors purchased 1,000,000 "flow-through" units of the Company at a price of $0.1275 per FT Unit for a total purchase price of $127,500 by way of private placement. Each FT Unit comprised one "non-flow-through" share purchase warrant entitling the holder to purchase one further share (a "June Warrant Share") for a period of 24 months from July 8, 2002 at an exercise price of $0.17 per June Warrant Share. 850,000 units for a purchase price of $108,375 were purchased by insiders of the Company.

Reference is also made to the heading "Incentive Stock Options ".

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint Cawley & Associates, Chartered Accountants, of 3rd Floor, 1622 West 7th Avenue, Vancouver, B.C. V6J 1S5, as auditor of the Company to hold office until the close of the next Annual General Meeting of members. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Brian Cawley was first appointed auditor of the Company on October 21, 1988.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than a director or senior officer of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange (the "Exchange") encourages Tier 2 listed companies to report annually to their shareholders on their corporate governance practices and policies with reference to section 20 of Policy 3.1, Directors, Officers and Corporate Governance, and to the guidelines (the "Guidelines") set forth by the Toronto Stock Exchange (the "TSX") in Part IV of the TSX Company Manual. These Guidelines deal with the composition of the Board and its committees, the mandate and responsibility of the Board, and the processes followed by the Board in carrying out its mandate. Compliance with these Guidelines is not mandated by law and the Exchange and TSX acknowledge that the unique characteristics of individual corporations will result in varying degrees of compliance with such Guidelines.

The Company's Board of Directors and management have established certain corporate governance practices which, in the opinion of the Board, are consistent with the overall business of the Company and its stage of development.

A. *Mandate and Responsibility of the Board*

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas set forth in the Guidelines:

- the strategic planning process of the Company;
- identification and management of the principal risks associates with the business of the Company;
- planning for succession of management;

- the Company's policies regarding communications with its shareholders and others; and
- the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. Certain key members of management are members of the Board, giving the Board direct access to information on their areas of responsibility. Directors also consult from time to time with management and visit the operations of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's operations, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

The Board has considered whether it is necessary or appropriate to appoint a Chairman of the Board who is not involved in management. The Board is satisfied that the Board can perform its supervision responsibilities properly through the procedures followed both at meetings of the full Board and its committees and through other reviews of the Company's affairs, without appointing an outside Chairman.

B. Composition of the Board

The Board is comprised of four directors. One of the directors and officers is an employee of the Company and is involved in management of the Company. As such, he is an "inside or related director" for the purposes of the Guidelines. Three of the directors are "outside or unrelated directors" who are not involved in management.

The Board considers that the three directors who are not involved in management are "unrelated directors" for the purposes of the Guidelines since it considers that they are free from any interests or any other business or other relationships which could, or could reasonably be perceived to, materially interfere with their ability to act or exercise judgement in the best interests of the Company. If any conflict of interest situation arises, the directors involved abstain from voting, in accordance with corporate law principles.

The Company does not have a single significant shareholder, being a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

Accordingly, the Board considers that the composition of the Board meets the Guidelines. The Board also considers that its composition fairly reflects the shareholdings in the Company.

The Board considers its size to be appropriate and effective for the carrying out of its responsibilities.

C. Description of Board Committees

The Board has established one full-time committee, an Audit Committee. Consistent with the Guidelines, this committee is comprised entirely of outside and unrelated directors.

The Audit Committee has responsibility for overseeing the internal controls and management information systems of the Company, and for reviewing and recommending to the Board for approval all external financial reporting of the Company. The Audit Committee interacts with the Company's internal financial officers and with the external auditors in their review of the Company's financial statements and internal control systems. The Audit Committee also reviews annually the management arrangements for the Company. The Audit Committee reviews the Company's financial statements before they are approved by the Board. In the discharge of its duties, the committee meets regularly with the shareholders' auditors. Reference is made to the section captioned, "Election of Directors", with respect to the members of the audit committee.

D. Board Approvals and Review

No formal description has yet been established of the types of decisions by the Company which will require prior Board approval. To date, all substantive decisions involving acquisitions, major financings, major asset sales, budgets and major business initiatives have been referred to the Board. Having regard to the size of the Board (four) and the relatively frequent and active nature of the current Board involvement in the Company's business affairs, no formal mechanism related to nominations for the Board or review of performance of Board members is contemplated. As and when the Company's activities evolve beyond the early stages of exploration for mineral interests, Board size and review criteria will likely be further considered.

E. Shareholder Feedback and Liaison

To date shareholder inquiries and concerns have been dealt with directly by management.

The Board of Directors of the Company as a whole is cognizant of the desirability of further developing the Company's approach to corporate governance. Currently the Company's ongoing operations are very narrowly focused (exploration for minerals interests in British Columbia) and the Board and management meet and discuss Company business frequently. As the scale of the Company's operations and its employee and management base increase, the Board expects that its size may increase modestly and the formality of its corporate governance processes may also be reviewed.

The Company's corporate governance practices comply with the Guidelines.

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of February 25, 2003.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Goldcliff Resource Corporation

"Leonard W. Saleken"

Leonard W. Saleken, President

Schedule "A" to the Information Circular of
Goldcliff Resource Corporation (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "CEO" of a company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "executive officer" of a company for a financial year means an individual who at any time during the year was:

(i) the Chair of the company, if that individual performed the functions of the office on a full-time basis;
(ii) a Vice-Chair of the company, if that individual performed the functions of the office on a full-time basis;
(iii) President of the company;
(iv) a Vice-President of the company in charge of a principal business unit, division or function such as sales, finance or production; or
(v) an officer of the company or any of its subsidiaries or any other person who performed a policy-making function in respect of the company

whether or not the individual was also a director of the company or any of its subsidiaries.

(c) "Named Executive Officers" means:

(i) each CEO, despite the amount of compensation of that individual;
(ii) each of the company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required ... for an executive officer whose total salary and bonus ... does not exceed $100,000; and
(iii) any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the issuer at the end of the most recently completed financial year end.

Executive Compensation

The following table sets forth, for each of the Company's three most recently completed financial years, the compensation of the President (also herein referred to as the "CEO") No persons earned in excess of $100,000 per annum during such periods. The CEO is therefore the only "Named Executive Officer".

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)(2)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(3) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	All Other Compen-sation ($)
Len W. Saleken, President and Chief Executive Officer	2000 2001 2002	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	Nil 250,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil (5) (6)

Notes:
(1) November 1 to October 31.
(2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.
(3) Stock appreciation rights.
(4) Long-term incentive plan.
(5) A non-reporting company controlled by Len W. Saleken billed the Company $36,448 with respect to geological services rendered to the Company, of which $31,150 was paid and the balance remains outstanding.
(6) A non-reporting company controlled by Len W. Saleken billed the Company $115,229 with respect to geological services rendered to the Company, of which $40,849 was paid and the balance remains outstanding.

Options and Stock Appreciation Rights ("SARs")

No incentive stock options were granted to the Named Executive Officer during the most recently completed financial year (November 1, 2001 to October 31, 2002) (the "Financial Period").

No incentive stock options were exercised by the Named Executive Officer during the Financial Period.

Pension Plan

The Company does not have a pension plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officer.

Compensation of Directors

During the Financial Period, no compensation was paid to the directors of the Company or any of its subsidiaries for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b) as consultants or experts

except as set forth below and as otherwise herein disclosed.

During the period November 1, 2001 to October 31, 2002, a non-reporting company controlled by Edwin R. Rockel, a director of the Company, billed the Company $13,888 with respect to geophysical services rendered to the Company, of which $3,596 has been paid and the balance remains outstanding.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options. The Other Directors, as a group, exercised incentive stock options to purchase common shares of the Company as follows:

Securities Acquired on Exercise	Aggregate Net Value Realized[1]
20,000 Common Shares	$2,400

(1) "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

Schedule "B" to the Information Circular of
Goldcliff Resource Corporation (the "Company")

GOLDCLIFF RESOURCE CORPORATION
(Tier 2 Issuer, Fixed Number, over 10%)

INCENTIVE STOCK OPTION PLAN
(as approved by the disinterested shareholders of the Company at an Annual and Extraordinary General Meeting held on April 15, 2003)

1. <u>Purpose</u>

1.01 The purpose of the Incentive Stock Option Plan (the **"Plan"**) is to promote the profitability and growth of **Goldcliff Resource Corporation** (the **"Company"**) by facilitating the efforts of the Company to obtain and retain key individuals. The Plan provides an incentive for and encourages ownership of the Company's shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company's shares.

2. <u>Administration</u>

2.01 The Plan will be administered by a committee (the **"Committee"**) of the Company's Board of Directors (the **"Board"**).

2.02 The Committee will be authorized, subject to the provisions of the Plan, to adopt such rules and regulations as it deems consistent with the Plan's provisions and, in its sole discretion, to designate options (**"Options"**) to purchase shares of the Company pursuant to the Plan. The Committee may authorize one or more individuals of the Company to execute, deliver and receive documents on behalf of the Committee.

3. <u>Eligibility</u>

3.01 Each person (an **"Optionee"**) who is a "Consultant", a "Director", an "Employee" or a "Management Company Employee" in relation to the Company (as those terms are defined in Policy 4.4, "Incentive Stock Options", of the TSX Venture Exchange (the **"Exchange"**) is eligible to be granted one or more Options.

3.02 Nothing in the Plan or in any Option shall confer any right on any individual to continue in the employ of or association with the Company or will interfere in any way with the right of the Company to terminate at any time the employment of a person who is an Optionee.

3.03 The Committee may from time to time at its discretion, subject to the *provisions of the Plan, determine those eligible individuals to whom Options* will be granted, the number of Shares subject to such Options, the dates on which such Options are to be granted and the term of such Options.

3.04 The Committee may, at its discretion, with respect to any Option, impose additional terms and conditions which are more restrictive on the Optionee than those provided for in the Plan.

4. <u>General Provisions</u>

4.01 The shares to be optioned under the Plan will be authorized but unissued Common Shares without par value (**"Shares"**) of the Company.

4.02 At no time will more than **2,300,000** Shares (inclusive of any options outstanding at the time of implementation of the Plan) be under option pursuant to the Plan.

4.03 Shares subject to but not issued or delivered under an Option which expires or terminates shall again be available for option under the Plan.

4.04 The number of Shares under option to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted.

4.05 The number of Shares under Option to any one Consultant or any *one Consultant Company in any 12 month period shall* not exceed 2% of the issued and outstanding common share capital of the Company, as calculated on that the date that the Option is granted.

4.06 The number of Shares under Option to Employees conducting Investor Relations Activities (as defined in the applicable policies of the Exchange) in any 12 month period shall not exceed an aggregate of 2% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted.

4.07 The number of Shares under Option to Consultants conducting Investor Relations Activities must vest in stages over a 12 month period, with no more than 25% of the Shares vesting in any three month period. Trading of the aforesaid Shares will be monitored by the Company's Board of Directors.

4.08 Each Option will be evidenced by:

(a) a written agreement between, and executed by, the Company and the individual containing terms and conditions established by the Committee with respect to such Option and which will be consistent with the provisions of the Plan; or

(b) a certificate executed by the Company and delivered to the Optionee setting out the material terms of the Option, with a copy of this Plan attached thereto.

4.09 An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee.

5. <u>Term of Option</u>

5.01 The maximum term of any Option, for so long as the Company is a Tier 2 issuer, will be five years.

5.02 An Option granted to a person who is a Director, Employee, Consultant or Management Company Employee shall terminate no longer than 90 days after such person ceases to be in at least one of those categories.

5.03 An Option granted to a person who is engaged in Investor Relations Activities shall terminate no longer than 30 days after such person ceases to be employed to provide Investor Relations Activities.

5.04 The Company shall be under no obligation to give an Optionee notice of termination of an Option.

5.05 A change of employment shall not be considered a termination so long as the Optionee continues to be employed by the Company.

6. <u>Option Price</u>

6.01 The price per Share at which Shares may be purchased upon the exercise of an Option (the **"Option Price"**) must not be less than the **"Discounted Market Price"** (as defined in the policies of the Exchange, provided that the Option Price shall not be less that $0.10 per Share.

6.02 The Option Price must be paid in full at the time of exercise of the Option and no Shares will be issued and delivered until full payment is made.

6.03 An Optionee will not be deemed the holder of any Shares subject to his Option until the Shares are delivered to him.

7. <u>Death</u>

7.01 Notwithstanding any other provision of this Plan, if any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within one year after the date of such death (notwithstanding the normal expiry date of the Option under the provisions of Section 5 hereof) exercise the Option with respect to the unexercised balance of the Shares subject to the Option.

8. <u>Changes in Shares</u>

8.01 In the event the authorized common share capital of the Company as constituted on the date that this Plan comes into effect is consolidated into a lesser number of Shares or subdivided into a greater number of Shares, the number of Shares for which Options are outstanding will be decreased or increased proportionately as the case may be and the Option Price will be adjusted accordingly and the Optionees will have the benefit of any stock dividend declared during the period within which the said Optionee held his Option. Should the Company amalgamate or merge with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertakings or otherwise, then and in each such case the number of shares of the resulting corporation to which an Option relates will be determined as if the Option had been fully exercised prior to the effective date of the amalgamation or merger and the Option Price will be correspondingly increased or decreased, as applicable.

9. <u>Cancellation of Options</u>

9.01 The Committee may, with the consent of the Optionee, cancel an existing Option, in accordance with the policies of the Exchange.

10. <u>Amendment or Discontinuance</u>

10.01 The Board may alter, suspend or discontinue the Plan, but may not, without the approval of the shareholders of the Company, make any alteration which would:

(a) increase the aggregate number of Shares subject to Option under the Plan except as provided in Section 8; or

(b) decrease the Option Price except as provided in Section 8. Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

11. Disinterested Shareholder Approval

11.01 The Plan has been approved by the disinterested shareholders of the Company and therefore the number of shares under option to Insiders within any 12-month period may exceed 10% of the outstanding common share capital of the Company.

11.02 The approval of the disinterested shareholders of the Company must be obtained for the reduction in the exercise price per share of options previously granted to Insiders.

12. Interpretation

12.01 The Plan will be construed according to the laws of the Province of British Columbia.

13. Liability

13.01 No member of the Committee or any director, officer or employee of the Company will be personally liable for any act taken or omitted in good faith in connection with the Plan.

14. Vesting

14.01 For so long as the Company is classified by the Exchange as a Tier 2 Company, Options granted under the Plan shall not become fully vested in the Optionee immediately. The Committee shall determine a periodic vesting schedule which will provide for the vesting of equal tranches of the option over a period of not less than 18 months.

15. Hold Period

15.01 A four-month hold period on all stock options is imposed by the Exchange from the date of grant.

16. Re-Classification to Tier 1

16.01 In the event that the Company is re-classified by the Exchange as a Tier 1 company:

(a) the Company may grant options without an Exchange hold period if the exercise price thereof is not less than the Market Price;

(b) any one optionee may hold one or more options to acquire more than 5% of the issued share capital of the Company, PROVIDED disinterested shareholder approval is obtained;

(c) the maximum term of an Option shall be 10 years; and

(d) subparagraphs 5.02 and 5.03 shall not apply.

QUARTERLY REPORT BC FORM 51-901F SCHEDULE A

ISSUERS DETAILS

For Quarter Ended	October 31, 2002
Date of Report:	February 12, 2003
Name of Issuer	Goldcliff Resource Corporation
Issuers Address	Suite 920 - 470 Granville Street Vancouver, BC V6C 1V5
Fax Number	604-685-5685
Phone Number	604-685-5686
Email	info@goldcliff.ca
Web	www.goldcliff.com
Contact Person	Leonard W. Saleken, PGeo
Contact Position	CEO, President, Director
Contact Telephone Number	604-261-7477
Contact Fax Number	604-261-8994

CERTIFICATE

The **Schedule A** required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name Leonard W. Saleken	"Leonard W. Saleken"	Date Signed February 12, 2003
Directors Name Edwin R. Rockel	"Edwin R. Rockel"	Date Signed February 12, 2003

CAWLEY & ASSOCIATES
3RD FLOOR 1622 WEST 7TH STREET
VANCOUVER, BC V6J 1S5
TEL: 604-731-1191
FAX: 604-731-3511

AUDITOR'S REPORT

To the Shareholders of Goldcliff Resource Corporation:

We have audited the balance sheets of Goldcliff Resource Corporation as at October 31, 2002 and 2001 and the statements of loss and deficit, deferred exploration expenditures and mineral claims and cash flow for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2002 and 2001 and the results of its operation and the changes in financial position for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, British Columbia
February 12, 2003

"Cawley & Associates"
Cawley & Associates

GOLDCLIFF RESOURCE CORPORATION
BALANCE SHEET
OCTOBER 31, 2002

ASSETS	2002	2001
CURRENT ASSETS:	$	$
Cash	57,474	9,938
Prepaid expenses	1,802	434
Term deposit	-	25,366
G.S.T. receivable	24,051	13,671
Total current assets	83,327	49,409
TERM DEPOSITS (Note 3)	11,031	11,051
MINERAL CLAIMS (Note 2)	244,340	212,901
DEFERRED EXPLORATION EXPENDITURES	1,033,009	828,365
	1,371,707	1,101,726
CURRENT LIABILITIES AND SHAREHOLDERS' EQUITY	2002 $	2001 $
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	117,222	69,002
SHAREHOLDERS' EQUITY:		
Share capital (Note 4)	2,991,014	2,678,524
Deficit, per accompanying statement	(1,736,529)	(1,645,800)
Total shareholders' equity	1,254,485	1,032,724
	1,371,707	1,101,726

ON BEHALF OF THE BOARD:

GOLDCLIFF RESOURCE CORPORATION

Director *"Leonard W. Saleken"*
Leonard W. Saleken

Director *"Edwin R. Rockel"*
Edwin R. Rockel

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
FOR THE YEAR ENDING OCTOBER 31, 2002

	2002 $	2001 $
OPENING DEFERRED EXPLORATION EXPENDITURES	828,365	718,769
EXPENDITURES DURING THE YEAR:		
BRITISH COLUMBIA	204,644	109,596
ENDING DEFERRED EXPLORATION EXPENDITURES	1,033,009	828,365
OPENING DEFERRED EXPLORATION EXPENDITURES	828,365	718,769
EXPENDITURES DURING THE YEAR:		
GEOLOGICAL	150,629	80,157
MAPPING	2,467	2,461
TRENCHING	6,910	-
ASSAYS	30,750	13,614
GEOPHYSICAL	13,888	13,364
	204,644	109,596
ENDING DEFERRED EXPLORATION EXPENDITURES	1,033,009	828,365

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF MINERAL CLAIMS
FOR THE YEAR ENDING OCTOBER 31, 2002

	2002 $	2001 $
OPENING MINERAL CLAIMS	212,901	206,075
EXPENDITURES DURING THE YEAR:		
QUEBEC	28,000	-
BRITISH COLUMBIA	3,439	6,826
	31,439	6,826
ENDING MINING CLAIMS	244,340	212,901

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF LOSS AND DEFICIT
FOR THE YEAR ENDED OCTOBER 31, 2002

	2002 $	2001 $
GENERAL AND ADMINISTRATIVE EXPENDITURES:		
Advertising and promotion	1,374	1,172
Bank charges and interest	595	1,015
Legal and audit	32,873	15,982
Management fees	36,654	6,800
Office	14,725	24,039
Rent office	6,290	5,126
Telephone	1,751	4,256
Total general and administrative expenditures	94,262	58,390
OTHER INCOME	3,533	1,129
NET LOSS	90,729	57,261
DEFICIT, beginning of year	1,645,800	1,588,539
DEFICIT, end of year	1,736,529	1,645,800

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED OCTOBER 31, 2002

	2002 $	2001 $
CASH FLOW FROM OPERATING ACTIVITIES:		
Interest received	1,052	1,129
Interest expense	(595)	(1,015)
Cash paid to suppliers and employees	(5,182)	(34,399)
CASH FLOW USED IN OPERATING ACTIVITIES	(4,725)	(34,285)
CASH FLOW USED IN INVESTING ACTIVITIES:		
Term deposits withdrawn	25,366	(33,417)
Mineral claims	(18,439)	(6,826)
Deferred exploration expenditures	(195,704)	(109,596)
CASH FLOW USED IN INVESTING ACTIVITIES	(188,777)	(149,839)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital stock issued	241,038	189,628
CASH FLOW FROM FINANCING ACTIVITIES	241,038	189,628
INCREASE IN CASH DURING THE YEAR	47,536	5,504
CASH, beginning of year	9,938	4,434
CASH, end of year	57,474	9,938

GOLDCLIFF RESOURCE CORPORATION
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES:

(a) Development stage company:

The company is a development stage company and its ability to generate cash depends solely on public share offerings since there are no active projects which are likely to generate cash in the near future.

The accompanying financial statements have been prepared on a basis which contemplates the realization of assets and the discharging of liabilities in the normal course of business and do not include any adjustments relating to the recoverability or classification of the recorded assets and liability amounts that might be necessary should future share issues fail to generate sufficient cash to sustain operations.

(b) Mineral claims and deferred exploration expenditures:

Amounts shown as mineral claims and the deferred exploration expenditures thereof have been capitalized on an area of interest basis. These costs will be charged against income when properties are developed to the stage of commercial production, through unit of production depletion. If an area of interest is abandoned or if it is determined that its value is less than book value, the related costs will be charged against income in the year of abandonment or determination of value. The amounts represent costs to date and do not necessarily reflect present or future values.

(c) Revenue Recognition:

The company has been paid fees to enter into an agreement. The revenues are recognized on receipt of cash..

(d) Reclassification of prior year financial statements:

2. MINERAL CLAIMS:

Cliff claims
By an agreement dated July 29, 1986, with amendments dated November 1, 1986, April 26, 1987 and February 1, 1988 the company has acquired a sole and exclusive option to purchase all of the interest in certain mining claims known as the Cliff claims. The option is subject to a royalty of 3% of net smelter returns. As consideration for acquiring the option, the company has issued 200,000 shares in its capital stock. The Company is required to maintain the leases in good standing and should production be commenced royalties of 3% of net smelter returns will be payable to the vendor.

Dave and Max claims
By an agreement dated September 13, 1990, the company has acquired 100% interest in Dave and Max claims for a cash amount of $12,000. The agreement is subject to royalties of: a 10% net profit and a 5% of the proceeds up to $70,400

Osoyoos claims
By an agreement dated August 1, 1991 and amended January 5, 1995 the company has acquired four crown leases for a cash amount of $7,000 and 100,000 shares. The agreement is subject to royalties of 3% of net smelter returns.

"S" claims
By an agreement dated December 18, 1995, the company has acquired a sole option to purchase all of the interest on certain mining claims known as the "S" claims. The option is subject to a royalty of 2% of net smelter returns. As consideration for acquiring the options, the company has issued 100,000 shares in its capital stock.

"N" claims
In 2001, the company on its own behalf and for the cost of staking, acquired 53 claim units (N claims) in the Osoyoos Mining Division. The claims are located in the Hedley Gold District and adjoin the Nickel Plate mine holdings.

"Win" claims
In 2001 the company acquired 7 claims totalling 112 claims units for the cost of staking.

Otish Claim
By agreement dated July 8, 2002, the company acquired 100% in the Otish Mountain mineral land. Upon execution of the agreement the company paid $15,000 and issued 150,000 shares. As consideration, the company must assure the following payments: $15,000 on July 8, 2003 and $15,000 on July 8, 2004

"Hedley Basin " claims
By an agreement date March 1, 2001, the company acquired 100% interest in 50 surveyed crown granted claims in the Hedley Basin. Upon execution of the agreement, the company paid $ 3,000. When the Mineral land title is transferred to the company an additional $ 3,000 will be paid and 150,000 shares will be issued to the seller.

Mining claims and deferred exploration expenditures consist of:

	Acquisition Costs	Development Expenses	Total
British Columbia	$216,340	$1,024,069	$1,240,409
Quebec	28,000	-	28,000
	$244,340	$1,024,069	$1,268,409

3. TERM DEPOSITS:

These deposits are held by the bank as security for reclamation bonds and cannot be released to the company without prior approval of the appropriate government agency.

4. SHARE CAPITAL:

a Authorized share capital consists of 100,000,000 no par value shares. Details of shares issued are as follows:

	Number	Amount ($)
Balance - October 31, 2001	9,557,831	2,678,524
Cash	2,000,000	227,500
Cash(Exercise of Options)	135,380	13,538
Share for debt	584,529	58,452
Mining claims	150,000	13,000
Balance - October 31, 2002	12,427,740	2,991,014

b Outstanding warrants:

No. of Shares	Price ($)	Expiry Date
1,250,000	0.11	May 30, 2003
1,000,000	0.11	June 4, 2004
1,000,000	0.17	June 11, 2004

c Outstanding options:

No. of Shares	Price ($)	Expiry Date
60,000	0.10	December 8, 2004
260,000	0.10	December 11, 2005
374,620	0.18	July 3, 2006
65,000	0.10	February 28, 2007
50,000	0.14	May 7, 2007
210,380	0.12	June 12, 2007

3. RELATED PARTY TRANSACTIONS:

Goldcliff Resource Corporation have had the following transaction with companies who are owned by directors of Goldcliff Resource Corporation.

Billed		Accounts payable		Transaction
2002	2001	2002	2001	
$	$	$	$	
115,229	36,448	74,380	31,150	Exploration and administration
26,988	2,300	-	-	Legal
13,888	10,342	10,342	14,287	Geophysical

These transactions are in the normal course of business and are measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

6. INCOME TAXES:

For income tax purposes, the company has losses carried forward from prior years which can be used to reduce future years' taxable income. These losses expire as follows:

2003	$	84,996
2004		81,287
2005		88,125
2006		33,086
2007		43,849
2008		56,675
2009		90,729
	$	478,747

The potential benefits relating to the available losses have not been recorded in the financial statements.

4. FINANCIAL INSTRUMENTS:

(a) Fair Value: The carrying value of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their respective fair value.

(b) Price Risk: Financial risk is the risk arising from changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency.

8. SUBSEQUENT EVENTS:

400,000 warrants were exercised at 11 cents by a director of the company on January 28, 2003.

GOLDCLIFF RESOURCE CORPORATION, 920-470 Granville Street, Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685 Fax: (604) 685-5686 Email: info@goldcliff.ca Web: www.goldcliff.com

QUARTERLY REPORT BC FORM 51-901F SCHEDULES B AND C

ISSUERS DETAILS

For Quarter Ended	October 31, 2002
Date of Report:	February 12, 2003
Name of Issuer	Goldcliff Resource Corporation
Issuers Address	Suite 920 - 470 Granville Street Vancouver, BC V6C 1V5
Fax Number	604-685-5685
Phone Number	604-685-5686
Email	info@goldcliff.ca
Web	www.goldcliff.com
Contact Person	Leonard W. Saleken, PGeo
Contact Position	CEO, President, Director
Contact Telephone Number	604-261-7477
Contact Fax Number	604-261-8994

CERTIFICATE

The **Schedules B and C** required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name Leonard W. Saleken	"Leonard W. Saleken"	Date Signed February 12, 2003
Directors Name Edwin R. Rockel	"Edwin R. Rockel"	Date Signed February 12, 2003

GOLDCLIFF RESOURCE CORPORATION
QUARTERLY REPORT
OCTOBER 31, 2002

SCHEDULE A: **FINANCIAL STATEMENTS**
See Audited Financial Statement

SCHEDULE B: **SUPPLEMENTARY INFORMATION**

1.0 Analysis of expenses and deferred costs:
a) See Audited Financial Statement

2.0 Related party transactions
a) The aggregate amount of expenditures made to parties not at arm's length from the issuer for the current reporting period is $156,105.

3.0 Summary of securities issued and options granted and securities outstanding during the period:
a) Summary of securities (common shares) issued during the period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Total Proceeds	Type of Consideration	Commission Paid ($)
May 14, 2002	Common	Options	115,380	0.10	11,538	Cash	Nil
April 06, 2002	Common	Property Payment	150,000	0.10	Nil	Cash	Nil
April 13, 2002	Common	Private Placement	1,000,000	0.10	100,000	Cash	Nil
July 08, 2002	Common	Private Placement	1,000,000	0.1275	127,500	Cash	Nil
July 23, 2002	Common	Options	20,000	0.10	2,000	Cash	Nil
Summary of securities issued during the period were			2,285,380		241,038		

b) Summary of stock options granted during the period:

Date	Position	Name	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Expiry Date
June 12, 2002	Director	Nazir Dhalla	Common	Options	15,000	0.12	June 12, 2007
June 12, 2002	Director	Edwin R. Rockel	Common	Options	10,000	0.12	June 12, 2007
May 07, 2002	Director	George Sanders	Common	Options	50,000	0.135	May 07, 2007
June 12, 2002	Director	George Sanders	Common	Options	100,000	0.12	June 12, 2007
June 12, 2002	Employee	Eric Williams	Common	Options	20,000	0.12	June 12, 2007
June 12, 2002	Employee	Corbin Saleken	Common	Options	65,380	0.12	June 12, 2007
Summary of securities issued during the period were					260,380		

c) Summary of stock options outstanding during the period:

Date	Position	Name	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Expiry Date
July 31, 2002	Director	Leonard W. Saleken	Common	Options	60,000	0.10	Dec 11, 2005
			Common	Options	190,000	0.18	July 03, 2006
	Director	Edwin R. Rockel	Common	Options	85,000	0.10	Dec 11, 2005
			Common	Options	45,000	0.18	July 03, 2006
			Common	Options	60,000	0.10	Dec 08, 2004
			Common	Options	10,000	0.12	June 12, 2007
	Director	George Sanders	Common	Options	50,000	0.135	May 07, 2007
			Common	Options	100,000	0.12	June 12, 2007

Director	Francis B. Whiting	Common	Options	30,000	0.10	Dec 11, 2005
		Common	Options	70,000	0.18	July 03, 2006
Director	Nazir Dhalla	Common	Options	65,000	0.10	Feb 28, 2007
		Common	Options	15,000	0.12	June 12, 2007
Officer	Graham H. Scott	Common	Options	65,000	0.10	Dec 10, 2005
		Common	Options	35,000	0.18	July 03, 2006
Employee	Eric Williams	Common	Options	20,000	0.10	Dec 11, 2005
		Common	Options	20,000	0.12	June 12, 2007
Employee	Corbin Saleken	Common	Options	34,620	0.18	July 02, 2006
		Common	Options	65,380	0.12	June 12, 2007
Summary of stock options outstanding for the period are				1,020,000		

4.0 Summary of securities as at the end of the period:

a) Authorised capital: 100,000,000 common shares without par value.

b) Shares issued: 12,427,740 common shares without par value.

c) Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	60,000	0.10	December 08, 2004
Options	260,000	0.10	December 11, 2005
Options	374,620	0.18	July 03, 2006
Options	65,000	0.10	February 28, 2007
Options	50,000	0.135	May 07, 2007
Options	210,380	0.12	June 12, 2007
Warrants	850,000	0.11	May 30, 2003
Warrants	1,000,000	0.11	June 04, 2004
Warrants	1,000,000	0.17	June 11, 2004
Convertible Securities	Nil		

The number of options outstanding are 1,020,000 common shares.

The number of warrants outstanding are 2,850,000 common shares.

The number of convertible securities outstanding are nil common shares

d) Number of common shares held in escrow: Nil

e) Number of common shares subject to pooling: Nil

5.0 List of Directors:

Leonard W. Saleken
Edwin R. Rockel
George Sanders
Francis B. Whiting
Nazir Dhalla

6.0 List of Officers:

Chief Executive Officer (CEO), Leonard W. Saleken
President, Leonard W. Saleken
Chief Financial Officer (CFO), Vacant
Secretary, Graham H. Scott

GOLDCLIFF RESOURCE CORPORATION
QUARTERLY REPORT
OCTOBER 31, 2002

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1.0 CORPORATE BUSINESS

Goldcliff Resource Corporation is a mineral exploration and development company. It has three projects located in the Province of British Columbia, Canada and one project located in the Province of Quebec, Canada. The principle active project for 2002 is the Hedley Gold Basin Project, Panorama Ridge property that is located in the Hedley Gold Basin, Nickel Plate mining district, Hedley, British Columbia. The other two projects in British Columbia , the Cliff and Meadow Creek, are on a hold basis. These projects are being held and evaluated subject to market conditions and available funds. At present, no significant funds are currently being expended on them. The one project in the Province of Quebec is a diamond property located in the Otish Mountains in north central Quebec. Exploration activity and expenditures in Quebec for 2002 are contingent on competitor activity.

2.0 PROJECTS

2.1 BRITISH COLUMBIA (GOLD, SILVER, COPPER)

The principle active project for 2002 is the **Panorama Ridge Property** that is located in Hedley Gold Basin Nickel Plate mining district, Hedley, British Columbia. The other two projects in British Columbia , the Cliff (Au, Ag, Cu) and Meadow Creek, (Au, Ag) are on a hold basis. These projects are being held and evaluated subject to market conditions and available funds. The diamond project is located in the Otish Mountains of north central Quebec.

The Panorama Ridge gold property consists of 4000 hectares is located 320 kilometres east of Vancouver, British Columbia, Canada, 40 kilometres north of the state of Washington's US border and six kilometres east of Hedley, in the Hedley Gold Basin, southern British Columbia. The Panorama Ridge gold skarn property is situated 3.5 kilometres east of the world-class gold skarn producing Nickle Plate mine (2.5 million ounces gold). The property is owned 100 per cent and operated by Goldcliff Resource Corporation and consists of 2,550 hectares in the Osoyoos Mining Division, British Columbia, Canada. The mining infrastructure on the Panorama Ridge property is in place with roads, water sources, communication lines and electrical power. Goldcliff's exploration on Panorama Ridge has identified several gold skarn prospects that are associated with two exploration gold targets of world-class size. The Epic and Panorama gold targets are geologically similar to the Nickel Plate gold skarn mined deposits in size and potential gold values. The 2002 exploration program estimated drill targets for the 2003 exploration program.

The **Meadow Creek Property** consists of 1490 hectares and is located 230 kilometres north east of Vancouver and 40 kilometres north of Merritt in southern British Columbia and contains two promising gold and silver prospects. The Plug prospect occurs in a quartz-sericite-chlorite schist within Nicola Group volcanic rocks. At the Plug main zone mineralization is 14.5 metres long and 1.70 metres wide (average true width) and contains gold and silver valves ranging from 1.14 to 20.78 g/t Au and 13.2 to 113 g/t Ag along with anomalous As (90 ppm), Cu (116 ppm), Pb (15 ppm) and Zn (15 ppm). The best mineralized drill intersection is 3.5 metres containing 2.83 g/t Au and 37.7 g/t Ag.

The **Cliff Project** is located 15 kilometres east of the Panorama Ridge property, Olalla, BC and covers an area of 1600 hectares in the Osoyoos Mining Division. The Olalla Gold camp is a historical gold and base metal district which is located 15 kilometres SE of the famous Nickel Plate gold camp. The gold mineralization in the camp is related to structural features containing quartz veins (Sweetner, Sunrise, Shepherd and Cliff veins), quartz breccia (Powder breccia) and quartz-carbonate veins (Something Good, Valley zone). Gold-copper mineralization occurs at the Copper King (skarn) and at the Lee zone (porphyry).
The Powder Breccia zone is a silica-pyrite breccia zone. Four core drill holes (1962) intersected the zone at a depth of approximately 90 metres. The significant intercepts are (ounces per ton): 12.0 metres of 0.06 ounces (including 1.6 metres of 0.17 ounces), 10.8 metres of 0.11 ounces (including 2.5 metres of 0.330 ounces), 2.4 metres of 0.14 ounces and 1.6 metre of 0.06 ounces.
The Lee Zone is a porphyry gold-copper prospect with gold and copper values associated with an altered, feldspar-hornblende porphyry stock. The intrusive is poorly exposed, bleached, weakly clay altered and fractured. The anomalous rock samples range from 100 to 974 ppb gold and 500 to 700 ppm copper. The soil geochemical anomaly covers an area of 1800 metres
The Something Good shear zone is a three metre wide, quartz-carbonate, brecciated vein structure. The zone was chip sampled across 2.95 metres and returned the following gold values (grams per tonne): 2.54 grams (1.25 metres), 21.98 grams (0.85 metres) and 16.35 grams (0.85 metres). The geochemical anomaly extends the Something Good zone to the west for over 600 metres.

2.2 QUEBEC (DIAMONDS)

In the Otish Mountains diamond play, Goldcliff 's **Otish Diamond Project** has positioned the Company to take advantage of the diamond exploration opportunities in Canada. Goldcliff Resource Corporation has an option to purchase a 100-per-cent beneficial interest in 32 cells (1600 hectares) located on NTS sheet 33A04, ranges 4 through 8, columns 5 through 15, located in the Otish Mountains of Northern Quebec in consideration of $15,000 and 100,000 common shares in the first year and additional cash payments of $ 30,000 for the next two following years.

The mineral lands are located in the Archean craton of the Superior Province in the Otisk Mountains region (NTS 33A). where six kimberlites have been discovered and drilled by Ashton Mining of Canada Inc and its joint venture partner, SOQUEM Inc. Ashton has reported (April 9, 2002) that two of the six kimberlites are diamondiferous (Renard 1 & 2).

Following the discovery of Renard 3, Ashton drilled an additional three targets represented by geophysical anomalies. All three have been confirmed as kimberlitic intrusions by Ashton. The additional four bodies discovered during the 2002 winter program are located within one kilometre of the diamondiferous Renard 2 kimberlitic body. Ashton reports that both hypabyssal and diatreme facies material are present in Renard 4, 5, and 6, while Renard 3 consists solely of hypabyssal material. The Ashton results form the drilling and the kimberlite diamondiferous content of the core has not been reported.

The diamond possibilities of the Otish Mountains in Quebec have been reported by Ashton and SOQUEM since 1996. Their joint venture property holdings are reported to be currently more than 380,000 hectares of highly prospective mineral permits. Goldcliff's mineral lands in the Otish Mountains of Quebec are well positioned to take advantage of competitor kimberlite diamondiferous discoveries by Ashton Mining of Canada Inc. and Majescor Resources Inc.

2.3 EXPLORATION OVERVIEW

Goldcliff has 7100 hectares (17750 acres) of gold (silver) mineral lands that are directly under its control. In diamonds, the Company has 1600 hectares (4000 acres) under option.

3.0 LIQUIDITY AND SOLVENCY

The Company has approximately $ 20,000 in cash for exploration and corporate purposes. The Company intends to raise additional funds by way of a private placement and /or short-form offing in 2003.

4.0 SUBSEQUENT EVENTS & MANAGEMENT CHANGES

On May 07, 2002, George Sanders was appointed Director to bring Goldcliff's Board of Directors to five. On December 31, 2002, Dr. Francis B. Whiting gave notice that he would not stand for re-election to the Board of Directors for 2003. The Company thanks Dr. Whiting for his services to the Company and his management contributions. Dr. Whiting will be retained as a geological consultant.

5.0 PROMOTIONAL DISCLOSURE

On January 31, 2003, the Company retained the services of Beloud Management Consultants Ltd. of Kelowna, BC, for the purposes of market-making activities. Beloud will receive a fee of $3000 per month for a period of nine months. The contract may be renewed thereafter with the consent of both parties. There are no performance factors contained in the agreement. Beloud Management is owned by Lorne Beloud, a chartered accountant, with many years of market experience.

The rules of the Toronto Venture Exchange, Policy 3.4, define market-making activities *in part as: "Proper market-making activities corrects temporary* imbalances in the supply of and demand for an Issuer's securities. The market should be allowed to rise and fall naturally, with the market-making activity operating primarily to smooth out these imbalances and facilitate an orderly market. Although a Person involved in market-making is not expected to ignore his or her economic self-interest or be precluded from also holding securities for investment purposes, he or she should normally be selling into a rising market and buying into a falling market. If the price stabilizes and there are sufficient buyers and sellers on both sides of the market, market-making activities should generally not occur at a level which materially affects the market."

Timely disclosure of information is being disseminated through news releases *and designated media outlets (Canada Stockwatch (Canjex Publishing Ltd.)* and Market News Publishing Inc). Timely disclosure of information is being maintained with news releases and website updates (www.goldcliff.com).

gcn\octBC51-901F

PROXY

Type of Meeting: **Annual and Extraordinary General Meeting**
Meeting Date: **April 15, 2003**
Meeting Location: **1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2**

Name of Company: Goldcliff Resource Corporation (the "Company")
Meeting Time: **10:00 a.m. (Vancouver time)**

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of the Company hereby appoints, **Leonard W. Saleken**, a director of the Company, or failing this person, **Edwin R. Rockel**, a director of the Company, or failing this person, **Nazir Dhalla**, a director of the Company (the "Management Appointees"), or in the place of the Management Appointees, ______________________ *(please print name)* as proxyholder for and on behalf of the member with power of substitution to attend and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting or any adjournment thereof.

The proxyholder is hereby directed by the undersigned as specified herein.

NOTE: **Complete this form of proxy and deposit with or mail or fax to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8 and its fax number is (604) (604) 689-8144. This proxy must be received not less than 48 hours before the meeting (exclusive of Saturdays, Sundays and holidays) or any adjournment thereof and may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.**

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of auditor		N/A	
2.	Remuneration to be paid to the auditor			N/A
3.	For election as a director			
	Leonard W. Saleken		N/A	
	Edwin R. Rockel		N/A	
	Nazir Dhalla		N/A	
	George W. Sanders		N/A	
4.	Incentive Stock Option Plan			N/A

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.

Executed on the .... day of ...., 2003.....

Signature of member: ....

Name of member: ....
(please print clearly)

(Continued on reverse)

NOTES:

1. A proxy, to be valid, must be dated and signed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation. If the proxy is executed by an attorney for an individual member or by an officer, attorney or representative of a corporate member, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, or such other documentation in support thereof as may be accepted by the Chairman of the Meeting, must accompany the proxy instrument. If the proxy form is not dated by the member, it shall be deemed to be dated the date of receipt by the Company or Pacific Corporate Trust Company.

2. A proxy to be effective must be deposited at the office of Pacific Corporate Trust Company, Corporate Trust Department, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

3. If the member will not attend the Meeting but wishes to vote on the resolutions, the member may do either of the following:

   (a) sign, date and return the proxy form. **Where no choice is specified by a member on the proxy form, the Management Appointee will vote the securities as if the member had specified an affirmative vote;** or
   (b) **appoint a person (who need not be a member of the Company) other than the Management Appointees** by crossing off the names of the Management Appointees, inserting the appointed proxyholder's name in the space provided, then signing, dating and returning the proxy form. **Where no choice is specified by a member on a proxy form, the proxy form confers discretionary authority upon the member's appointed proxyholder.**

4. If the member will attend the Meeting and wishes to vote on the resolutions in person, the member may do either of the following:

   (a) if the member is registered on the register of Members, record his attendance with the Company's scrutineers at the Meeting; or
   (b) if the member's securities are registered under the name of a financial institution, cross off the names of the Management Appointees, insert the member's own name in the space provided, indicate a voting choice or not, as desired, and then sign, date and return the proxy form to the financial institution or its agent.

5. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and with respect to other matters which might properly come before the meeting.

VOTING INSTRUCTIONS:

1. The shares represented by this proxy may be voted "for" or "against" all resolutions, other than the election of directors and appointment of the auditor, above by marking "X" in the box provided for that purpose.

2. By marking an "X" in the box in the left-hand column, a member can specify that the shares represented by this proxy are to be voted for the election of a nominee as a director and for CAWLEY & ASSOCIATES as auditor. By marking an "X" in the box on the right-hand column a member can specify that the shares represented by this proxy are not to be voted for that nominee as a director or for the appointment of CAWLEY & ASSOCIATES as auditor, as the case may be. **Where, for any reason, the instructions of the undersigned are uncertain as they relate to the election of directors, the shares represented by this proxy will not be voted for any director.**

82-2748

Supplemental Mailing List Return Card (National Policy 41)

In accordance with National Policy Statement No 41/Shareholder Communication (the "Policy") and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address.

You may complete an electronic version of this form at: ***www.pctc.com/servlets/supp_list***

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

Name of Company in which you are a Shareholder:
Must be completed. (Please Print)

Name: ____________________ Address ____________________

City/Prov/State/ Postal Code: ____________________ Preferred Method of Communication: Email_____ or Mail_____

Signature: ____________________ Date: __________ Email Address: ____________________

Online:	**www.pctc.com/ servlets/supp_list**
Email:	**pacific @pctc.com**
Fax:	**(604) 689-8144**

CANADA POSTES
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0426559900 01

0426559900-V6C3B8-BR01

PACIFIC CORPORATE TRUST COMPANY
FLOOR 10
625 HOWE STREET
VANCOUVER BC V6C 9Z9